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Filed by Sync Research, Inc. pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:  Sync Research, Inc.

Commission File No.:  000-26952

Sync Research distributed the following press release on August 4, 2000.


                                                         SYNC RESEARCH, INC.
                                                         12 Morgan
                                                         Irvine, CA  92618
                                                         (949) 588-2070
                                                         TRADED:  NASDAQ:  SYNX




 AT THE COMPANY:
Gloria Corken
Shareholder Relations
(949) 588-2070

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FOR IMMEDIATE RELEASE
AUGUST 4, 2000

                     SYNC RESEARCH REVISED MERGER AGREEMENT

IRVINE, CA, AUGUST 4, 2000 - Sync Research, Inc. (Nasdaq: SYNX) today reported that Sync and Osicom Technologies, Inc. (Nasdaq: FIBR) have amended their merger agreement entered into on April 10, 2000 relating to Sync's planned merger with Osicom's Entrada Networks subsidiary. On August 3, 2000, the Company filed an amended Registration Statement on Form S-4, which includes the related proxy statement for its upcoming annual meeting. A complete copy of the Amended and Restated Merger Agreement is included in the Registration Statement filed with the Securities and Exchange Commission.


The proposed merger with Entrada Networks is subject to the approval of Sync stockholders at Sync's upcoming annual stockholders' meeting.

ABOUT SYNC RESEARCH

         Sync Research (Nasdaq: SYNX) develops, manufactures and markets multi-service frame relay access and routing solutions, frame relay circuit management solutions and digital transmission devices designed to economically and reliably support business critical applications across frame relay and other wide area network protocols. Sync products are available on a direct basis or from select distributors and resellers worldwide. Company and product information is available at WWW.SYNC.COM and WWW.TYLINK.COM.

         Sync encourages its investors and security holders to read its Registration Statement on Form S-4 and the Prospectus/Proxy Statement relating to the merger transaction described above because they contain important information. Sync expects to mail a prospectus /proxy statement about the transaction to its stockholders on or about August 8, 2000. Sync Research and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Sync Research with respect to the transactions contemplated by the prospectus/proxy statement. Information regarding such officers and directors is included in Sync Research's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the prospectus/proxy statement. These documents are available free of charge at the Securities Exchange Commission's website (http://www.sec.gov) and from the Sync Research contact listed above.

         Except for historical information contained herein, the matters set forth in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including such factors among others, as significant fluctuations in operating results, uncertain profitability, uncertain market acceptance of products, product concentration, dependence on channel partners and other resellers, rapid technological change, intense competition and the risk factors set forth in the Company's recent filings with the Securities and Exchange Commission, including its Reports on Forms 10-K and 10-Q.